

12012308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68488

SEC Mail Processing Section FEB 28 2012 Washington, DC

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _12/22/10_ AND ENDING _12/31/11_
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC EPOCH CAPITAL, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

570 LEXINGTON AVENUE, 48TH FLOOR
                              (No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                              JIM GARRARD   404-401-4185
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
                              (Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381	ATHENS, GA		30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____PACIFIC EPOCH CAPITAL, LLC_____ , as
of _____December 31_____ , 20 _11__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC EPOCH CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE THIRTEEN MONTHS ENDED
DECEMBER, 31 2011
AND INDEPENDENT AUDITORS' REPORT

Wade J. Bowden & Company CPAs, P.C.

PACIFIC EPOCH CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Pacific Epoch Capital, LLC

We have audited the statement of financial condition of Pacific Epoch Capital, LLC (the "Company") as of December 31, 2011 and the related statements of operations, changes in member's equity and cash flows for the period from December 22, 2010 to December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Epoch Capital, LLC as of December 31, 2011 and the results of its operations and its cash flows for the period from December 22, 2010 to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 24, 2012

1720 EPPS BRIDGE PARKWAY, SUITE 108-381

ATHENS, GEORGIA 30606

PH 770-500-9798

FAX 678-868-1411

WBOWDEN@VOLCPA.COM

PACIFIC EPOCH CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER, 31 2011

ASSETS

CURRENT ASSET:

Cash	$	12,746

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$	2,535
MEMBER'S EQUITY		10,211
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,746

PACIFIC EPOCH CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE THIRTEEN MONTHS ENDED DECEMBER, 31 2011

REVENUE:	$ -
OPERATING EXPENSES:	
Consulting	16,500
Legal and professional fees	9,900
Registration and filing fees	3,211
Bank service charges	210
Office	68
Total expenses	29,889
NET LOSS	$ (29,889)

PACIFIC EPOCH CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE THIRTEEN MONTHS ENDED DECEMBER, 31 2011

MEMBER'S EQUITY, DECEMBER 22, 2010	$	27,600
Net loss		(29,889)
Member contributions		12,500
MEMBER'S EQUITY, DECEMBER 31, 2011	$	10,211

PACIFIC EPOCH CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE THIRTEEN MONTHS ENDED DECEMBER, 31 2011

OPERATING ACTIVITIES:		
Net loss	$	(29,889)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Increase in accounts payable and accrued expenses		2,535
Net cash used by operating activities		(27,354)
FINANCING ACTIVITIES:		
Member contributions		12,500
Net cash provided by financing activities		12,500
NET DECREASE IN CASH		(14,854)
CASH AT BEGINNING OF PERIOD		27,600
CASH AT END OF PERIOD	$	12,746

PACIFIC EPOCH CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Organization and Nature of Business
   Pacific Epoch Capital, LLC (the Company) is a broker-dealer registered with the
   Securities and Exchange Commission (SEC) and a member of the Financial Industry
   Regulatory Authority, Inc. (FINRA). The Company is a Delaware limited liability
   company (LLC).

   The Company's registration with the SEC and FINRA became effective as of December
   22, 2010. As a result these financial statements are for the period December 22, 2010
   to December 31, 2011.

   Since the Company is a limited liability company, the member is not liable for the
   debts, obligations, or liabilities of the Company, whether arising in contract, tort or
   otherwise, unless the member has signed a specific guarantee.

   Basis of Presentation
   The Company is engaged in a single line of business as a securities broker-dealer,
   which comprises several classes of services.

   Income Taxes
   The Company is a limited liability company for income tax reporting purposes, and
   as such, is not subject to income tax. Accordingly, no provision for income taxes
   is provided in the financial statements.

   Estimates
   The presentation of financial statements in conformity with U.S. generally
   accepted accounting principles requires management to make estimates and
   assumptions that affect the reported amounts of assets and liabilities and
   disclosure of contingent assets and liabilities at the date of the financial
   statements and the reported amounts of revenues and expenses during the
   reporting period. Actual results could differ from those estimates.

   Advertising Costs
   Advertising costs, if any, are charged to expenses as incurred. The Company incurred
   no advertising costs for the year ended December 31, 2011.

   Concentration of Credit Risk
   The Company maintains its cash in bank deposit accounts, which at times, may
   exceed federally insured limits. The Company has not experienced any losses in
   such accounts and believes it is not exposed to any significant credit risk for cash.

6

2. **RELATED PARTY TRANSACTION**

The Company received contributions of $12,500 from its member, such amount is reported on the accompanying Statement of Changes in Member's Equity.

3. **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2011.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $10,211, which was $5,211 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 24.83%.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

6. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

7. **SIPC ASSESSMENT RECONCILIATION**

The Company did not have any revenue for the year ended December 31, 2011. As a result the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

PACIFIC EPOCH CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER, 31 2011

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 10,211
DEDUCTIONS AND/OR CHARGES:	-
NET CAPITAL	10,211
AGGREGATE INDEBTEDNESS - Accounts payable and accrued expenses	2,535
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - Minimum net capital required	5,000
Excess net capital	5,211
Excess net capital at 1,000 percent	$ 4,211
Percentage of aggregate indebtedness to net capital	24.83%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2011.

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member
Pacific Epoch Capital, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Pacific Epoch Capital, LLC (the "Company"), as of December 31, 2011 and for the period from December 22, 2010 to December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Orrville J Bonder & Company

Atlanta, Georgia
February 24, 2012